Exhibit 99.1

Chairman’s Address 2023 Annual General Meeting

Good morning all and thank you for joining us today.

I’m pleased to share with you my chairman’s address for our FY23 Annual General Meeting for Alterity Therapeutics. We are hosting this meeting both in person in Melbourne and virtually, to ensure all of our shareholders, employees and corporate partners are able to join us.

We have had a strong year at Alterity with progress on many fronts as we move closer to our goal of improving outcomes for people with parkinsonian disorders, including Multiple System Atrophy, or MSA. Let me start by discussing our clinical progress.

Most importantly, we successfully completed enrollment in our ATH434-201 Phase 2 clinical trial, a double-blind, placebo controlled study in participants with early-stage MSA. This is a significant milestone for Alterity as we move one step closer to bringing a new, oral therapy to people living with this devastating condition. Because MSA is a rare disease with no approved treatments targeting the underlying pathology of the disease, the interest in our trial was extremely high and we consequently exceeded our enrollment target.

Study treatment will conclude in the fourth quarter of 2024 and the results from the trial will clarify the path forward for potential approval of ATH434. The trial is being conducted at over 20 sites in the US, Australia, New Zealand, and Europe. Physicians across the board have received the trial enthusiastically as they implement Alterity’s novel methods to diagnose, evaluate and treat early-stage MSA.

In July, we passed a critical catalyst in the trial when we received feedback from an independent Data Monitoring Commitee who reviewed clinical data from an initial cohort of study participants. The commitee expressed no safety concerns and recommended that our trial continue without modification.

During the year, we also commenced a new and separate Phase 2 clinical trial, known as ATH434-202. This open label Biomarker study will allow us to assess the efficacy of ATH434 in participants with greater MSA severity than in the double-blind study and will give us valuable information for the next phase of development. Because the trial has the same key biomarker endpoint used to assess efficacy in the double-blind study, it may give us an early indication of efficacy. Clinical measures important in MSA will also be assessed.

And, finally, our bioMUSE natural history study is helping to improve patient selection and identify appropriate biomarkers that will inform clinical trials in MSA, including our own ATH434-201 study. The Study continues to generate valuable information by assessing a diverse set of biomarkers to augment clinical criteria for MSA that will greatly improve the diagnosis of this devastating disease. Data presented also demonstrated that wearable sensors can quantify motor impairment in MSA patients that is not captured by neurological examination, an important component to those living with the disease.

We also continue to generate promising data on our lead asset, ATH434. Earlier this month we presented new data indicating that ATH434 can preserve mitochondrial function after oxidative injury and exert direct anti-oxidant activity independent of its iron binding properties. While we have long known that ATH434 is able to reduce labile iron, the demonstrated mitochondrial protection may reveal additional mechanisms that augment its ability to slow disease progression.

Our research team also continues to produce novel, patentable compounds covering several neurodegenerative diseases. In August 2023, we secured a new composition of mater patent in Europe providing broad protection over a new class of iron chaperone drug candidates for treating major neurodegenerative diseases, including Alzheimer’s and Parkinson’s diseases.

In March 2023, we licensed the use of a separate patent family of more than 100 compounds along with our product candidate PBT2, to Professor Colin Masters to advance the compounds for the treatment of Alzheimer’s and related diseases. Professor Masters’ research on the beta amyloid protein that forms the cerebral plaques in Alzheimer’s disease has laid the foundation for extensive research on the disease and recently approved treatments. Our collaboration with Professor Masters broadens the opportunities for our clinical development efforts.

I would like to thank our CEO Dr Stamler and his executive team as well as our scientific and operational staff for their work and dedication to advancement of our development programs. To our shareholders, thank you for your support as we gear up for another exciting and productive year for Alterity. We look forward to updating you on our progress for fiscal year 2024.

Thank you.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlet

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying suchstatements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements aredescribed in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’sdrug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaksonly as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.